

Mail Stop 3561

September 4, 2009

Mr. Richard Domaleski
Chief Executive Officer
World Energy Solutions, Inc.
44 Main Street
Worcester, MA 01608

> **Re:** **World Energy Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 3, 2009**
> **File No. 333-136528**

Dear Mr. Domaleski:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 35

Evaluation of Disclosure Controls and Procedures, page 35

1.   We note your Chief Executive Officer and Chief Financial Officer concluded that
        as of December 31, 2008, your disclosure controls and procures were effective at
        the reasonable assurance level to ensure that information required to be disclosed
        in the reports you file or submit under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the Securities and
        Exchange Commission's rules and forms. You appear to have disclosed a partial
        definition of disclosure controls and procedures when concluding that your
        disclosure controls and procedures were effective. Please confirm to us, if true,
        that your Chief Executive Officer and Chief Financial Officer concluded that your
        disclosure controls and procedures were also effective in ensuring that
        information required to be disclosed by you in the reports you file or submit under
        the Exchange Act is accumulated and communicated to your management,
        including your Chief Executive Officer and Chief Financial Officer as
        appropriate, to allow timely decisions regarding required disclosure. Please
        revise future filings to include the entire definition of disclosure controls and
        procedures. Alternatively you may choose to omit the entire definition of
        disclosure controls and procedures. Refer to Exchange Act Rule 13a-15(e).

Internal Control Over Financial Reporting, page 35

2.   We note that your management "believes" that, as of December 31, 2008, your
        internal control over financial reporting is effective. Your statement does not
        meet the requirements of Item 308(a) of Regulation S-K since you have not
        clearly concluded that your internal control over financial reporting is effective.
        Please confirm to us, if true, that management concluded that your internal
        control over financial reporting is effective as of December 31, 2008. Please also
        confirm that you will, in future filings, refrain from characterizing this conclusion
        as management's belief.

Financial Statements, page 40

Notes to Consolidated Financial Statements, page 46

Note 1 – Nature of Business, Basis of Presentation and Management's Plans, page 46

3.   We note your discussion of "cash usage" in the fifth paragraph on page 46.
        Please define "cash usage" so it is clear to investors what this amount represents.

Selected Quarterly Financial Data

4.   Please tell us how you considered providing selected quarterly financial data as required by Item 302 of Regulation S-K.

Exhibits 31.1 and 31.2

5.   We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Additionally, please ensure that your certifications use the exact wording from Item 601(b)(31) of Regulation S-K.

*   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Yong Kim, Staff Accountant, at 202-551-3323, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief